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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO
                                  (Rule 13e-4)
                      (Amendment No. 2 - Final Amendment)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               CLARUS CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

         Options to Purchase Common Stock, Par Value $.0001 Per Share,
                      Granted on or after November 1, 1999
                         (Title of Class of Securities)

                                   784638108
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                             Mr. Stephen P. Jeffery
                Chairman, Chief Executive Officer and President
                               Clarus Corporation
                       3970 Johns Creek Court, Suite 100
                            Suwanee, Georgia  30024
                                 (770) 291-3900
            (Name, address and telephone number of person authorized
                             to receive notices and
                   communications on behalf of filing person)

                                    Copy to:
                         Elizabeth O. Derrick, Esquire
                     Womble Carlyle Sandridge & Rice, PLLC
                              One Atlantic Center
                           1201 West Peachtree Street
                            Atlanta, Georgia  30309
                                 (404) 872-7000

                           CALCULATION OF FILING FEE

    Transaction valuation*                         Amount of filing fee

        $36,678,167                                      $7,335.63

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,180,797 shares of common stock of Clarus Corporation having an aggregate value of $36,678,167 as of April 6, 2001 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.


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[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable      Filing party:  Not applicable
Form or Registration No.:  Not applicable    Date filed:  Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

                             Introductory Statement

    This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 9, 2001 (the "Schedule TO") to report the results of our offer to exchange all options outstanding under Clarus' Amended and Restated Stock Incentive Plan (the "Incentive Plan"), the Stock Incentive Plan of Software Architects International, Limited (the "SAI Plan") and the SQL 1992 Stock Option Plan (the "SQL Plan" and, together with the Incentive Plan and the SAI Plan, the "Option Plans") to purchase shares of the Company's common stock, par value $.0001 per share (the "Common Stock"), granted on or after November 1, 1999 (the "Options") for new options to purchase shares of the Common Stock to be granted under the Option Plans, upon the terms and subject to the conditions described in the Offer to Exchange dated April 9, 2001 and Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer").

Item 4. Terms of the Transaction.

    Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph (c):

    (c) The Offer expired at 12:00 midnight, Eastern time, on Monday, May 7, 2001. Pursuant to the Offer, we accepted for exchange options to purchase 366,174 shares of Common Stock, representing approximately 16% of the Options that were eligible to be tendered in the Offer. Upon the terms and subject to the conditions of the Offer, we will grant new options to purchase an aggregate of 366,174 shares of Common Stock in exchange for such tendered options. We will promptly send each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(5) as previously filed, indicating the number of shares of Common Stock subject to such holder's options that have been accepted for exchange, the corresponding number of shares of Common Stock that will be subject to the options that will be granted to such holders and the expected grant date of the new options.


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                                   SIGNATURE

 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                       Clarus Corporation


                                       /s/ Stephen P. Jeffery
                                       ----------------------------------
                                               Stephen P. Jeffery
                                       Chief Executive Officer, President
                                       and Chairman (Principal Executive
                                                     Officer)

Date: May 8, 2001


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